

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

<u>Via E-mail</u>
Moses Gross
Chief Executive Officer
WNS Studios, Inc.
3811 13th Avenue
Brooklyn, NY 11218

     Re: **WNS Studios, Inc.**
              Registration Statement on Form S-1
              Filed August 29, 2013
              File No. 333-190886

Dear Mr. Gross:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 5</u>

1. Please revise for consistency your disclosure relating to the use of proceeds on pages 6 and 15.

2. We note that your estimated expenses for this offering are approximately $15,000. Please revise your summary section and include a risk factor to disclose that if you raise $15,000 or less in this offering, all proceeds will be used to cover the offering expenses.

<u>Use of Proceeds, page 15</u>

3. Please revise to also provide disclosure regarding use of proceeds if 25% of the offering is sold.

4. We note your disclosure that you intend to use net proceeds for working capital. Please revise to include a more specific description of the use of proceeds. In this regard, please disclose whether you intend to invest any of the net proceeds from this offering in your business or if you intend to use such proceeds exclusively to comply with your obligations under the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
      David Lubin, Esq.